Exhibit 99.2

Hello Everyone,

My name is Conrad Hess and I’m on the Research team here at Masterworks.

Today we’re thrilled to bring you xTxhxex xMxoxsxtx xBxexaxuxtxixfxuxlx xPxaxixnxtxixnxgx xixnx xtxhxex xWxoxrxlxdx, a debut offering for Masterworks by the late artist, Martin Wong.

Wong was a queer Chinese American artist best known for his intricate paintings of urban environments featuring Chinatown stereotypes, linguistic elements, and homoerotic themes.

Wong’s work went largely under the radar for a number of years until a pivotal 2015 retrospective at the Bronx Museum reintroduced him to the art world. Since then, his market has seen noteworthy growth, and he has achieved auction sales as high as $1.26M

The Artwork illustrates Martin Wong’s ubiquitous inclusion of painted brickwork in the 1980s, which was inspired by the urban landscape of the Lower East Side.

So why do we like this painting? Three reasons:

One: Wong’s work has been under-appreciated for many years, and new collectors entering his market may propel prices further, as demonstrated by the median repeat sales appreciation rate of 38% observed from 2001 to 2022.

Two: Wong’s market has seen strong price momentum, and as of September 2023, all of Wong’s top ten auction price records have been set within the last 4 years.

Three: Sales of similar work have appreciated at an annualized rate of 30% from 2001 through 2022.

We appreciate you joining us and we can’t wait to bring you this legendary work by Martin Wong.